SAMSON OIL & GAS ADVISES ON THE GENE #1-22H WELL

Denver 1700 hours February 4th, 2010 – Perth 0700 hours February 5th, 2010

Gene #1-22H (30.6% working interest)

Samson Oil & Gas Limited (ASX: SSN, NYSE AMEX: SSN) advises that the Gene #1-22H as at 0600 hours CST Thursday, February 4th was laying down drill pipe, and has completed the drilling of the 8 and ¾ inch hole to a measured depth of 11,547 feet, true vertical depth (TVD) of 11,226 feet. At this depth the well bore is horizontal as planned, and within the middle Bakken target zone. Characteristic oil and gas shows have been recorded entering the zone and within the target confirming the location of the drill bit and stratigraphy.

The forward operation is to run and cement 7 inch casing and then begin drilling the production interval horizontally to a measured depth (MD) of 17,060 feet (TVD 11,239 feet) where a casing liner, equipped with external casing packers, will be run such that the middle Bakken Formation can be fracture stimulated sequentially along the full extent of the 5,500 foot horizontal section.

Samson’s Ordinary Shares are traded on the Australian Securities Exchange under the symbol "SSN". Samson's American Depository Shares (ADSs) are traded on the New York Stock Exchange AMEX under the symbol "SSN".  Each ADS represents 20 fully paid Ordinary Shares of Samson. Samson has a total of 1,169 million ordinary shares issued and outstanding, which would be the equivalent of 58.5 million ADSs.  Accordingly, based on the NYSE AMEX closing price of US$0.26 per ADS on February 4th, 2010 the company has a current market capitalization of approximately US$ 15.2 million.  Correspondingly, based on the ASX closing price of A$0.017 on February 4th, 2010, the company has a current market capitalization of A$19.8 million.

For and on behalf of the board of
SAMSON OIL & GAS LIMITED

For further information please contact, Terry Barr, CEO on 303 296 3994 (US office) or 970 389 5047 (US cell)

TERRY BARR
Managing Director

Statements made in the presentation that is available on Samson’s website that are not historical facts may be forward looking statements, including but not limited to statements using words like “may”, “believe”, “expect”, “anticipate”, “should” or “will.”

Actual results may differ materially from those projected in any forward-looking statement. There are a number of important factors that could cause actual results to differ materially from those anticipated or estimated by any forward looking information, including uncertainties inherent in estimating the methods, timing and results of exploration activities.

A description of the risks and uncertainties that are generally attendant to Samson and its industry, as well as other factors that could affect Samson’s financial results, are included in the Company's registration statement and report to the U.S. Securities and Exchange Commission on Form 20-F, as amended, a copy of which is available at www.sec.gov/edgar/searchedgar/webusers.htm.